Mail Stop 3561

August 29, 2006

Mr. Lawrence R. Rutkowski
Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

      RE: The Warnaco Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Quarterly Period Ended April 1, 2006
              Form 10-Q for Quarterly Period Ended July 1, 2006
              Filed March 3, 2006, May 11, 2006 and August 15, 2006
              File No. 001-10857

Dear Mr. Rutkowski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant